Exhibit 99.1

NETCO ENERGY INC.
1100 – 609 West Hastings Street
Vancouver, BC, Canada V6B 4W4
Tel: 604-331-3376 Fax: 604-688-4712

Netco Energy Inc. turns four wells to sales in November

VANCOUVER, November 23, 2004 – Netco Energy Inc. (NEI: TSXV) is pleased to announce the addition of four new producing wells.

Eyremore
At Eyremore three new shallow gas wells were drilled in the third quarter, completed, and turned to sales in early November. Netco has a 25% pooled working interest in each well and Endev Energy Inc. is the operator. The wells are flowing at individual rates ranging from 124 to 187 mcf natural gas per day. Using the industry standard of a 6 for 1 conversion ratio, Netco’s share of production is approximately 18 barrels of oil equivalent per day.

Sylvan Lake
The Mustang Resources Inc. operated 07-02-38-4W5 Leduc gas well in which Netco has a 30% working interest, was tied in and turned to sales in mid-November. The well is producing at a restricted rate of approximately 800 mcf natural gas and 25 barrels of natural gas condensate per day. Using a 6 for 1 conversion ratio Netco’s share of production is approximately 52 barrels of oil equivalent per day.

For further information, please contact Chad Wasilenkoff at (604) 609-6172 and visit the company website at www.NetcoEnergy.com

Cautionary note regarding forward-looking statements
Certain statements including future drilling programs, future reserves and other information included herein constitute "forward looking statements" within the meaning of applicable laws or regulatory policies. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements described herein to be materially different from any future results or achievements expressed or implied by such forward looking statements. In particular, estimating reserves involves inherent engineering uncertainties as well as inherent uncertainties about the future fluctuations in the price of gas, which can cause estimates of economic reserves to be revised upwards or downwards. Other factors affecting forward looking statements include, among others, the inherent uncertainties associated with oil and gas exploration; legislative, environmental, judicial, regulatory, political and competitive developments in areas in which Netco Energy operates; and technological, mechanical and operational difficulties encountered in connection with Netco Energy's activities. You should refer to the risk disclosures set out in our annual report and other disclosure documents filed from time to time with the TSX Venture Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

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